EXFO Announces Preliminary Results of Substantial Issuer Bid

QUEBEC CITY, CANADA, December 17, 2008 — EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) announced today preliminary results of its “modified Dutch-auction” type substantial issuer bid to purchase for cancellation up to C$30,000,000 of its subordinate voting shares (the “Offer”) that expired at 5 p.m. (EST) on December 16, 2008.

More than $30,000,000 worth of subordinate voting shares were validly tendered in the Offer. In accordance with the terms and conditions of the Offer, and based on the preliminary count by CIBC Mellon Trust Company, the depositary for the Offer, EXFO expects to purchase for cancellation 7,692,307 subordinate voting shares, at a price of C$3.90 per share, for a total cost of C$30,000,000 (excluding fees and expenses relating to the Offer). These shares represent approximately 25.1% of the company’s subordinate voting shares outstanding as of December 16, 2008. After the repurchase, EXFO would have approximately 22,926,984 subordinate voting shares outstanding.

Based on the preliminary count by the depositary for the Offer, shareholders who deposited subordinate voting shares to the Offer at or below the purchase price of C$3.90 per share will have approximately 89.0% of such deposited shares purchased for cancellation, subject to certain limited exceptions described in the offer documentation.

The number of subordinate voting shares to be purchased, the proration factor and the price per share under the Offer are preliminary. EXFO and the depositary expect that the final determination of the number of subordinate voting shares purchased for cancellation and purchase price under the Offer will be made on or before December 19, 2008. Take-up and payment for the subordinate voting shares tendered and accepted for purchase and public announcement of final results by way of a press release will be made promptly thereafter. Payment for subordinate voting shares will be made in cash, without interest. The shares not purchased, including shares invalidly deposited, will be returned promptly to the tendering shareholder.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell EXFO’s subordinate voting shares. The full details of the Offer are described in the Tender Offer Statement (including the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and all other offer documents filed by EXFO with the United States Securities and Exchange Commission (the “SEC”)), which is available without charge at the SEC’s website at www.sec.gov or by calling EXFO’s Corporate Secretary at (418) 683-0913, Ext. 3704. Offer documents required to be filed in Canada are also available without charge at www.sedar.com. Shareholders are urged to read these materials carefully.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle ― from design to technology deployment and onto service assurance ― and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

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Georgeson                                                TD Securities Inc.
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